Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

October 2, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Barbara Jacobs

  Matthew Crispino

  Stephen Krikorian

  Diane Fritz

Re:	Elastic N.V.[1]
Registration Statement on Form S-1
File No. 333-227191

Acceleration Request

Requested Date:            October 4, 2018

Requested Time:            4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Elastic N.V. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on October 4, 2018, or at such later time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated September 24, 2018:

(i)	Dates of distribution: September 24, 2018 through the date hereof

[1]

Immediately prior to the completion of the Company’s initial public offering, the Company intends to change its corporate form from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a Dutch public limited company (naamloze vennootschap) and change its corporate name from Elastic B.V. to Elastic N.V.

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 8

(iii)	Number of prospectuses furnished to investors: approximately 2500

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 100

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co. LLC
Name: David Ludwig
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
Name: Greg Chamberlain
Title: Head of US TMT ECM

[Signature Page to Underwriters’ Acceleration Request]